PRINCIPLES THAT ENDURE

EXHIBIT 99.1

Service Expertise Integrity

Northern Trust Corporation

Annual Meeting of Stockholders

Frederick H. Waddell
Chairman, President
& Chief Executive Officer

Northern Trust

northerntrust.com

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2010 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ **Financial Overview**
- ☑ **Investing in our Businesses**
  - *Personal Financial Services*
  - *Corporate & Institutional Services*
  - *Northern Trust Global Investments*
- ☑ **Stock Price Performance**
- ☑ **Legacy of Leadership**

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Financial Overview

Northern Trust

northerntrust.com

2010 Financial Performance

Solid performance despite challenging macroeconomic environment.

($MM, except EPS)

	2010	2010 vs. 2009
Trust, Inv. & Other Servicing Fees	$2,082	n/m
Foreign Exchange Trading Income	$382	-14%
Other Non-Interest Income	$265	+3%
Net Interest Income	$958	-8%
Total Revenues	$3,687	-4%
Non-Interest Expenses	$2,498	+8%
Provision for Credit Losses	$160	-26%
Pre-Tax Income	$1,029	-21%
Taxes	$359	-17%
Net Income	**$670**	**-23%**
Earnings per Share	$2.74	-13%

Key Accomplishments

- Strong new business results despite difficult macroeconomic environment
- Invested approximately $518 million in technology
- Maintained our dividend for the 114th consecutive year
- Acquisition of Los Angeles-based Waterline Partners, LLC
- Announced acquisition of Bank of Ireland Securities Services in February 2011

Presented on a fully taxable equivalent basis

First Quarter 2011 Financial Performance

($MM, except EPS)

	1Q11	1Q11 vs 1Q10
Trust, Inv. & Other Servicing Fees	$515	-
Foreign Exchange Trading Income	$85	+6%
Other Non-Interest Income	$63	-14%
Net Interest Income	$245	+2%
Total Revenues	$908	-
Non-Interest Expenses	$653	+5%
Provision for Credit Losses	$15	-63%
Pre-Tax Income	$240	-3%
Taxes	$89	-1%
Net Income	**$151**	**-4%**
Earnings per Share	$0.61	-4%

New Business Wins

- Queensland Investment Corporation, one of the largest asset managers in Australia
- Lothian Pension Fund, one of the 10 largest local government pensions in the United Kingdom
- Stenham Asset Management, a leading global fund of hedge funds manager

Presented on a fully taxable equivalent basis

Client Asset Accumulation

Indicative of our successful new business efforts, we continue to gather client assets at rates which exceed market growth.

Assets Under Custody
($ Trillion)



$2.93
$3.55
$4.13
$3.01
$3.66
$4.08
$4.36
2005
2006
2007
2008
2009
2010
1Q2011

AUC CAGR	8%
S&P 500 CAGR	1%
US$EAFE CAGR	0%

Assets Under Management
($ Billion)



$618
$697
$757
$559
$627
$644
$662
2005
2006
2007
2008
2009
2010
1Q2011

AUM CAGR	1%
S&P 500 CAGR	1%
US$EAFE CAGR	0%

Consistently Strong and Conservative Balance Sheet

High Quality, Short Duration Securities Portfolio

- 85% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 89% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at ~1%
- The securities portfolio is in a net unrealized gain position

NTRS data is as of March 31, 2011 but is preliminary until the 10Q is filed with the SEC.
Peer data is as of 12/31/10, as reported by SNL Financial.

Consistently Strong and Conservative Balance Sheet

High Quality, Short Duration Securities Portfolio

- 85% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 89% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at ~1%
- The securities portfolio is in a net unrealized gain position

Diversified, High Quality Loan Portfolio

- Relationship-based lending practices
- Consistent and conservative underwriting standards
- Loan quality is notably better than peer averages



Northern Trust
Top 20 Peer Avg.
1.36%
4.13%
0.31%
2.23%
NPAs to Loans
NCOs to Avg. Loans

NTRS data is as of March 31, 2011 but is preliminary until the 10Q is filed with the SEC.
Peer data is as of 12/31/10, as reported by SNL Financial.

Consistently Strong and Conservative Balance Sheet

High Quality, Short Duration Securities Portfolio

- 85% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 89% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at ~1%
- The securities portfolio is in a net unrealized gain position

Diversified, High Quality Loan Portfolio

- Relationship-based lending practices
- Consistent and conservative underwriting standards
- Loan quality is notably better than peer averages



Northern Trust
Top 20 Peer Avg.
1.36%
4.13%
NPAs to Loans
0.31%
2.23%
NCOs to Avg. Loans

Consistently Outstanding Capital Strength

Northern Trust Corporation

Tier 1 Capital Ratio	13.5%
Well Capitalized Guideline	*6.0%*
Total Risk-Based Ratio	15.4%
Well Capitalized Guideline	*10.0%*
Leverage Ratio	8.5%
Well Capitalized Guideline	*5.0%*
Tier 1 Common Equity	13.0%
Tangible Common Equity	7.1%



Common Equity
($ Billions)
CAGR: +11%
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
$6.3
$6.8
$6.9
2001
2003
2005
2007
2009
1Q2011

NTRS data is as of March 31, 2011 but is preliminary until the 10Q is filed with the SEC.
Peer data is as of 12/31/10, as reported by SNL Financial.

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Investing in our Businesses

Northern Trust

northerntrust.com

Extensive Reach in the Affluent Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington
(1)
Minnesota
(1)
Michigan
(3)
Wisconsin
(1)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada
(1)
Illinois
(15)
Ohio
(1)
Colorado
(1)
Missouri
(1)
California
(10)
Georgia
(1)
Arizona
(6)
Texas
(7)
Florida
(25)

PFS Assets Under Management

($ Billions)


CAGR +7%
S&P500 CAGR +2%
94.0
87.7
104.3
110.4
117.2
134.7
148.3
132.4
145.2
154.4
168.4
2001
2003
2005
2007
2009
1Q 2011

Investing in the Business:

- Making strategic hires around the country
- Acquisition of Los Angeles-based Waterline Partners
- Continuing to augment our investment capabilities
- Expanding to Washington, D.C. in 2011
- Evaluating international expansion opportunities

Spotlight on: *Wealth Advisory*

Northern Trust provides comprehensive financial advice and solutions delivered by a dedicated team of multi-disciplinary professionals.


Bank A
Broker B
Asset Manager C
STRENGTH & STABILITY
Asset Servicing
Investment Management
Retired East Coast Executive
Banking Services
Financial Planning
Trust Services
TECHNOLOGY & INNOVATION

Positioned Globally for Growth

Strategically Positioned in Three Dynamic Regions


The Americas
Europe, Middle East, and Africa
Asia Pacific

C&IS Assets Under Custody

($ Trillions)


CAGR +11%
S&P500 CAGR +2%
US$EAFE CAGR +4%
1.5
1.3
1.9
2.3
2.7
3.3
3.8
2.7
3.3
3.7
4.0
2001
2003
2005
2007
2009
1Q2011

Investing in the Business:

- Growing our Global Fund Services business
- Building relationships with sovereign wealth funds and financial institutions
- Expanding the breadth of capabilities offered to clients
- Continuing to enhance our technology platform to provide innovative solutions
- Converted our Beijing office to a full service licensed branch
- Bank of Ireland Securities Services

Northern Trust

Spotlight on: *Australasia*



Recent success in Australia and New Zealand exhibits Northern Trust's ability to expand globally into strategically important markets.


futurefund
QIC
Dynamic Investment Solutions
NEW ZEALAND
SUPERANNUATION
FUND

Client Focused, Diversified Investment Manager

Assets Under Management: $662.2 Billion

A Diversified Asset Manager

Across Asset Classes


Short Duration
$231 Billion
(35%)
Equities
$294 Billion
(44%)
Other
$18 Billion
(3%)
Fixed Income
$119 Billion
(18%)

Across Client Segments


Personal
$168 Billion
Institutional
$494 Billion

Across Styles


Active
$313 Billion
(47%)
Index
$289 Billion
(44%)
Other
$16 BN
(2%)
Manager of Managers
$44 Billion
(7%)

Investing in the Business:

- Focusing on international growth through strategic hires and product development
- Building exchange-traded fund products
- Expanding alternative investment capabilities
- Driving revenue growth through direct sales of our core capabilities

Preliminary data as of March 31, 2011

Northern Trust Global Investments

Spotlight on: *Investment Program Solutions*



ABA Retirement Funds™
$4.2 Billion
3,800 Plans
39,000 Participants
Northern Trust - Trustee
Investment Program Development and Oversight
Manager Selection
Fund Construction
Performance Measurement
Investment Management
Open architecture
Broad set of implementation options
Custody
Asset servicing
Reporting
Fund Administration
Fund accounting
Regulatory reporting

Northern Trust

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Stock Price Performance

Northern Trust

northerntrust.com

Stock Price Performance: *5-years*

December 31, 2005 through December 31, 2010

Average (excl. NTRS):	***-36%***
KBW Bank Index:	***-50%***
S&P 500:	***1%***



32%
7%
7%
1%
-2%
-5%
-10%
-16%
-20%
-26%
-37%
-42%
-51%
-59%
-61%
-71%
-73%
-80%
-84%
-90%
Goldman Sachs
Northern Trust
JPMorgan Chase
Wells Fargo
PNC Bank
Bank of NY Mellon
US Bancorp
State Street
M&T Bank
Comerica
BB&T
Morgan Stanley
Capital One
SunTrust
Fifth Third
Bank of America
KeyCorp
Regions
M&I Bank
Citigroup

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Legacy of Leadership

Northern Trust

northerntrust.com

William D. Smithburg



- Director of The Northern Trust Company and Northern Trust Corporation for 30 years
- Served The Quaker Oats Company for 31 years
- Quaker Oats Chief Executive Officer 1981-97
- Chairman, 1983-97
- President, 1979-83, 1990-93, 1995-97
- Served community as member of the Civic Committee and the Commercial Club of Chicago and the Board of Trustees at Northwestern University
- During Bill's tenure as Director from 1981-2011, Northern Trust's stockholder's equity rose from $304.4 million to $6.6 billion, revenue increased from $223 million to $3.7 billion, and net income grew from $35.2 million to $669.5 million.

Northern Trust: Strategically Positioned for Growth

Market Leader in Focused Businesses

- Largest Personal Trust provider in the United States
- Best Private Bank in North America (*Financial Times*, November 2010 and 2009)
- Best Global Investor Services House (*Euromoney*, July 2010)
- One of the largest Fund Administrators in Ireland and Guernsey
- 11th largest manager of worldwide institutional assets (*Pensions & Investments*, May 2010)

Strong History of Organic Growth

- Assets Under Custody CAGR of 11% 2001 – 1Q2011
- Net new business up 28% in 2010 versus prior year
- Continuing to invest in the business

Distinctive Financial Strength

- 85% of securities portfolio rated triple A
- NPAs to loans relatively low at 1.36%
- Tier 1 Common Equity ratio of 13.0%
- 96% of total Tier 1 Capital is Tier 1 Common Equity

Invested & Experienced Management Team

- Combined service at Northern Trust of 216 years

As of March 31, 2011

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Northern Trust Corporation

Annual Meeting of Stockholders

Questions?

Northern Trust

northerntrust.com